                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            Osicom Technologies, Inc.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                                  -------------
                         (Title of Class of Securities)

                                    688271501
                                    ---------
                                 (CUSIP Number)


Mr. Rohit Phansalkar                       With a copy to:
FIBR Holdings, LLC                         David S. Rosenthal, Esq.
1330 Avenue of the Americas, 36th Floor    Swidler Berlin Shereff Friedman, LLP
New York, New York  10022                  405 Lexington Avenue
(212) 842-1600                             New York, New York 10174
                                           (212) 973-0111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 18, 2000
                               ------------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: An EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                         SCHEDULE 13D
-------------------------------------------------------------------------------------------------------------------
CUSIP No.   688271501                                                             Page   2    of         Pages
                                                                                       ------      ------
-------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                   FIBR Holdings, LLC
-------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                        (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC
-------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                                                    [ ]

-------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
-------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7        SOLE VOTING POWER
        SHARES                    0
     BENEFICIALLY      --------------------------------------------------------------------------------------------
       OWNED BY          8        SHARED VOTING POWER
         EACH                     142,692 **
      REPORTING        --------------------------------------------------------------------------------------------
        PERSON           9        SOLE DISPOSITIVE POWER
         WITH                     0
                       --------------------------------------------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                  142,692 **
-------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          142,692 **
-------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                                                           [ ]

-------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.3%
-------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          OO
-------------------------------------------------------------------------------------------------------------------

* SEE INSTRUCTIONS
** SEE ITEMS 5 AND 6


                                                         SCHEDULE 13D
-------------------------------------------------------------------------------------------------------------------
CUSIP No.   688271501                                                             Page   3    of         Pages
                                                                                       ------      ------
-------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                   Libra Fund L.P.
-------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [ ]
                                                                                                       (b)  [ ]
-------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC
-------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                                                    [ ]

-------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7        SOLE VOTING POWER
        SHARES                    0
     BENEFICIALLY      --------------------------------------------------------------------------------------------
       OWNED BY          8        SHARED VOTING POWER
         EACH                     107,358 **
      REPORTING        --------------------------------------------------------------------------------------------
        PERSON           9        SOLE DISPOSITIVE POWER
         WITH                     0
                       --------------------------------------------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                  107,358 **
-------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          107,358 **
-------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                                                           [ ]

-------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0%
-------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN
-------------------------------------------------------------------------------------------------------------------

* SEE INSTRUCTIONS
** SEE ITEMS 5 AND 6


                                                         SCHEDULE 13D
-------------------------------------------------------------------------------------------------------------------
CUSIP No.   688271501                                                             Page   4    of         Pages
                                                                                       ------      ------
-------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                   Topaz Fund Holdings, Ltd.
-------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [ ]
                                                                                                       (b)  [ ]
-------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC
-------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                                                    [ ]

-------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
-------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7        SOLE VOTING POWER
        SHARES                    0
     BENEFICIALLY      --------------------------------------------------------------------------------------------
       OWNED BY          8        SHARED VOTING POWER
         EACH                     393,647 **
      REPORTING        --------------------------------------------------------------------------------------------
        PERSON           9        SOLE DISPOSITIVE POWER
         WITH                     0
                       --------------------------------------------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                  393,647 **
-------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          393,647 **
-------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                                                           [ ]

-------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.5%
-------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IV, CO
-------------------------------------------------------------------------------------------------------------------

* SEE INSTRUCTIONS
** SEE ITEMS 5 AND 6

                                                         SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------------
CUSIP No.   688271501                                                             Page   5    of         Pages
                                                                                       ------      ------
---------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                   Michael B. Targoff
---------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [ ]
                                                                                                       (b)  [ ]
---------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          PF
---------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                                                    [ ]

---------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
---------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7        SOLE VOTING POWER
        SHARES                    35,786 **
     BENEFICIALLY      ----------------------------------------------------------------------------------------------------------
       OWNED BY          8        SHARED VOTING POWER
         EACH                     0
      REPORTING        ----------------------------------------------------------------------------------------------------------
        PERSON           9        SOLE DISPOSITIVE POWER
         WITH                     35,786 **
                       ----------------------------------------------------------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                  0
---------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          35,786 **
---------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                                                           [ ]

---------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.3%
---------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
---------------------------------------------------------------------------------------------------------------------------------

* SEE INSTRUCTIONS
** SEE ITEMS 5 AND 6

                                  SCHEDULE 13D

         This Amendment No.1 relates to the Schedule 13D (the "Schedule") filed by FIBR Holdings, LLC, a New York limited liability company ("FIBR") on December 13, 1999, to report the beneficial ownership of common stock (the "Common Stock"), par value $.30 per share, of Osicom Technologies, Inc., a New Jersey corporation (the "Company" or the "Issuer"). Unless otherwise specified, all capitalized terms herein have the meanings assigned to them in the Schedule.


ITEM 2. IDENTITY AND BACKGROUND Item 2 is hereby supplemented as follows:

         (a), (b), (c) and (f) In addition to the Reporting Person identified in the Schedule, each of the following parties shall constitute a Reporting Person:
Libra Fund L.P., a Delaware limited partnership ("Libra Fund") involved in investment activities with a principal address of 277 Park Avenue, 26th Floor, New York, New York 10172; Topaz Fund Holdings, Ltd., a Cayman Islands corporation ("Topaz Fund") involved in investment activities with a principal address of 153 East 53rd Street, 55th Floor, New York, New York 10022; and Michael B. Targoff ("Targoff"), sole proprietor of Michael B. Targoff & Co., a company involved in investment activities with a principal address of 1330 Avenue of the Americas, 36th Floor, New York, New York 10019.

         In accordance with the requirements of Schedule 13D, responses to Items 2 through 6 of Schedule 13D are also being provided with respect to Libra Advisors, LLC ("Libra Advisors"), Ranjan Tandon ("Tandon"), Viraj Parikh ("Parikh"), Harish Fabiani ("Fabiani"), Americorp Investment Company Ltd. ("Americorp"), Topaz Capital, LLC ("Topaz Capital") and the directors of Topaz Fund, as set forth in Schedule A attached hereto.

         Libra Advisors is a New York limited liability company involved in investment activities with a principal address of 277 Park Avenue, 26th Floor, New York, New York 10172. Libra Advisors is a general partner of Libra Fund.

         Tandon is a United States citizen with a business address of 277 Park Avenue, 26th Floor, New York, New York 10172. Tandon is a general partner of Libra Fund and the sole member of Libra Advisors.

         Parikh is a citizen of the United States of America with a business address of 153 East 53rd Street, 55th Floor, New York, New York 10022. Parikh is a principal of Topaz Fund.

         Fabiani is a citizen of Spain with a business address of 153 East 53rd Street, 55th Floor, New York, New York 10022. Fabiani is a principal of Topaz Fund.

         Americorp is a Cayman Islands corporation involved in investment activities with a principal address of Elizabeth Square, P.O. 1984 GT, George Town, Grand Cayman, Cayman Islands, B.W.I. Americorp is the investment manager of Topaz Fund. Fabiani is a principal of Americorp.

         Topaz Capital is a Delaware limited liability company involved in investment activities with a principal address of 153 East 53rd Street, 55th Floor, New York, New York 10022. Topaz Capital is the investment advisor of Topaz Fund. Parikh is the managing member of Topaz Capital.

         The term "Covered Persons" is hereby supplemented to include each of Libra Fund, Topaz Fund, Targoff, Libra Advisors, Tandon, Parikh, Fabiani, Americorp, Topaz Capital and the persons listed on Schedule A attached hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION Item 3 is hereby supplemented as follows:

         Libra Fund, Topaz Fund and Targoff acquired shares of Common Stock from FIBR, as more fully described in Item 4 herein.

ITEM 4.  PURPOSE OF THE TRANSACTION Item 4 is hereby supplemented as follows:

         Libra Fund, Topaz Fund and Targoff (collectively, the "Members") are each members of FIBR. On February 18, 2000, the Members executed the First Amendment to the Limited Liability Company Operating Agreement of FIBR (the "Amended Operating Agreement"). The Amended Operating Agreement provides, among other things, that upon its execution, FIBR shall distribute a number of Purchase Agreement Shares (as such term is defined in Item 6 herein) to each of the Members according to the following:

         Member                    Number of shares of Common Stock
         ------                    --------------------------------

         Libra Fund                            107,358
         Topaz Fund                            393,647
         Targoff                                35,786


         All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Covered Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Covered Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

         Except for the foregoing, no Covered Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Covered Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 is hereby amended and supplemented as follows:

         (a) and (b) FIBR is the direct beneficial owner of 142,692 shares of Common Stock (representing 1.3% of the outstanding shares of Common Stock). FIBR has shared power with AW, Andersen, Weinroth and Phansalkar to vote and dispose of such shares.

         AW is the beneficial owner of 142,692 shares of Common Stock (representing 1.3% of the outstanding shares of Common Stock). Such shares are directly owned by FIBR and may be deemed to be indirectly owned by AW, in its capacity as the sole voting member of FIBR. AW has shared power with FIBR, Andersen, Weinroth and Phansalkar to vote and dispose of such shares.

         Andersen is the beneficial owner of 180,992 shares of Common Stock (representing 1.6% of the outstanding shares of Common Stock), of which (i) 142,692 shares of Common Stock are owned directly by FIBR and may be deemed to be indirectly owned by Andersen, in his capacity as one of the general partners of AW and a manager of FIBR, and with respect to such shares, Andersen has shared power with FIBR, AW, Weinroth and Phansalkar to vote and dispose of such shares and (ii) 38,300 shares of Common Stock are owned directly by Andersen, and with respect to such shares, Andersen has sole power to vote and dispose of such shares.

         Weinroth is the beneficial owner of 142,692 shares of Common Stock (representing 1.3% of the outstanding shares of Common Stock). Such shares are directly owned by FIBR and may be deemed to be indirectly owned by Weinroth in his capacity as one of the general partners of AW. Weinroth has shared power with FIBR, AW, Andersen, and Phansalkar to vote and dispose of such shares.

         Phansalkar is the beneficial owner of 156,760 shares of Common Stock (representing 1.4% of the outstanding shares of Common Stock), of which (i) 142,692 shares of Common Stock are owned directly by FIBR and may be deemed to be indirectly owned by Phansalkar in his capacity as a manager of FIBR, and with respect to such shares, Phansalkar has shared power with FIBR, AW, Andersen, Weinroth to vote and dispose of such shares and (ii) 14,068 shares of Common Stock are owned directly by Phansalkar, and with respect to such shares, Phansalkar has sole power to vote and dispose of such shares.

         Libra Fund is the direct beneficial owner of 107,358 shares of Common Stock (representing 1.0% of the outstanding shares of Common Stock). Libra Fund has shared power with Libra Advisors and Tandon to vote and dispose of such shares.

         Libra Advisors is the beneficial owner of 107,358 shares of Common Stock (representing 1.0% of the outstanding shares of Common Stock). Such shares are directly owned by Libra Fund and may be deemed to be indirectly owned by Libra Advisors, in its capacity as the general partner of Libra Fund. Libra Advisors has shared power with Libra Fund and Tandon to vote and dispose of such shares.

         Tandon is the beneficial owner of 107,358 shares of Common Stock (representing 1.0% of the outstanding shares of Common Stock). Such shares are directly owned by Libra Fund and may be deemed to be indirectly owned by Tandon, in his capacity as the general partner of Libra Fund and sole member of Libra Advisors. Tandon has shared power with Libra Fund and Libra Advisors to vote and dispose of such shares.

         Topaz Fund is the direct beneficial owner of 393,647 shares of Common Stock (representing 3.5% of the outstanding shares of Common Stock). Topaz Fund has shared power with Parikh, Fabiani, Americorp and Topaz Capital to vote and dispose of such shares.

         Parikh is the beneficial owner of 393,647 shares of Common Stock (representing 3.5% of the outstanding shares of Common Stock). Such shares are directly owned by Topaz Fund and may be deemed to be indirectly owned by Parikh, in his capacity as principal of Topaz Fund. Parikh has shared power with Topaz Fund, Fabiani, Americorp and Topaz Capital to vote and dispose of such shares.

         Fabiani is the beneficial owner of 393,647 shares of Common Stock (representing 3.5% of the outstanding shares of Common Stock). Such shares are directly owned by Topaz Fund and may be deemed to be indirectly owned by Fabiani, in his capacity as principal of Topaz Fund. Fabiani has shared power with Topaz Fund, Parikh, Americorp and Topaz Capital to vote and dispose of such shares.

         Americorp is the beneficial owner of 393,647 shares of Common Stock (representing 3.5% of the outstanding shares of Common Stock). Such shares are directly owned by Topaz Fund and may be deemed to be indirectly owned by Americorp, in its capacity as investment manager of Topaz Fund. Americorp has shared power with Topaz Fund, Parikh, Fabiani and Topaz Capital to vote and dispose of such shares.

         Topaz Capital is the beneficial owner of 393,647 shares of Common Stock (representing 3.5% of the outstanding shares of Common Stock). Such shares are directly owned by Topaz Fund and may be deemed to be indirectly owned by Topaz Capital, in its capacity as investment advisor of Topaz Fund. Topaz Capital has shared power with Topaz Fund, Parikh, Fabiani and Americorp to vote and dispose of such shares.

         Targoff is the beneficial owner of 35,786 shares of Common Stock (representing 0.3% of the outstanding shares of Common Stock). Targoff has sole power to vote and dispose of such shares.

         The number of shares beneficially owned by each of the Covered Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Covered Persons is based on 11,107,666 outstanding shares of Common Stock of the Issuer as represented by the Company in its Quarterly Report (Form 10-Q) for the quarterly period ended October 31, 1999, filed with the Securities and Exchange Commission on December 15, 1999.

         (c) Except for the transactions described in Item 4 and in this Item 5(c), none of the Covered Persons has effected any transactions in the Common Stock during the past sixty days.

                  (i) The following describes transactions effected by Andersen during the past sixty days:

                           (A) On February 18, 2000, Andersen sold, on the open market, 6,700 shares of Common Stock at a price of $89.28 per share.

                           (B) On March 1, 2000, Andersen sold, on the open market, at a price of $24.78 per option, covered call options (the "140 Options") exercisable by the holder thereof to purchase 83,000 shares of Common Stock at a price of $140 per share. The 140 Options expire in April 2000. On March 16, 2000,

                           Andersen repurchased, on the open market, the 140 Options on the open market at a price of $14.42 per option.

                           (C) On March 14, 2000, Andersen sold, on the open market, at a price of $22.09 per option, covered call options (the "150 Options") exercisable by the holder thereof to purchase 5,000 shares of Common Stock at a price of $150 per share. The 150 Options expire in April 2000. On March 16, 2000, Andersen repurchased, on the open market, the 150 Options at a price of $11.04 per share.

                  (ii) The following describes transactions effected by Targoff during the past sixty days:

                           (A) On March 16, Targoff sold short 7,500 shares of Common Stock on the open market at a price of $65 per share.

                           (B) On March 16, Targoff sold short 15,000 shares of Common Stock on the open market at a price of $60 per share.

                  (iii) Transactions effected by Libra Fund during the past sixty days are listed on Schedule B attached hereto.

         (d)      Not Applicable.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER

         FIBR and the Company are parties to a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which FIBR purchased shares of Common Stock (the "Purchase Agreement Shares") from the Company. The Stock Purchase Agreement provides that FIBR has the right to designate one member of the Board of Directors of the Company to serve until the annual meeting of the shareholders of the Company in 2001. The nominee shall be required to complete a questionnaire in the same form as has been executed by all other directors of the Company. Subject to the approval of the existing directors upon review of such questionnaire and any other relevant information, such approval not to be unreasonably withheld, the existing directors will elect such nominee to the Board of Directors, and such individual shall receive the same compensation as each other non-employee director of the Company.

         Pursuant to the Stock Purchase Agreement, FIBR must use its reasonable best efforts to cause any of its members to which FIBR transfers the Purchase Agreement Shares, to vote the Purchase Agreement Shares at all times prior to their sale at any regular or special meeting of the shareholders of the Company called for the purpose of filling positions on the Board of Directors of the Company, or in any written consent executed in lieu of such a meeting of shareholders, in favor of the nominees proposed by the Company's Board of Directors. In the event that FIBR or its members do not cast its vote in accordance with the previous sentence, the Company's Board of Directors is authorized to do so. As a condition precedent to having the Company's transfer agent effect a transfer of any Purchase Agreement Shares to a member of FIBR, the Company may require such transferee(s) to execute a document granting the Board of Directors authority consistent with this paragraph.

         A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1.

         On February 18, 2000, the Members (as such term is defined in Item 4 hereof) executed the First Amendment to the Limited Liability Company Operating Agreement of FIBR (the "Amended Operating Agreement"). The Amended Operating Agreement provides, among other things, that upon its execution, FIBR shall distribute a number of Purchase Agreement Shares to each of the Members according to the following:

         Member                    Number of shares of Common Stock
         ------                    --------------------------------

         Libra Fund                             107,358
         Topaz Fund                             393,647
         Targoff                                 35,786

         A copy of the Amended Operating Agreement is attached hereto as
Exhibit 2.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1 Stock Purchase Agreement, dated December 1, 1999, between Osicom Technologies, Inc. and FIBR Holdings, LLC, is incorporated herein by reference to Exhibit 2 to Schedule 13D previously filed by FIBR with the Commission on December 13, 1999.

      Exhibit 2 First Amendment to Limited Liability Company Operating Agreement of FIBR Holdings, LLC, dated February 18, 2000.

      Exhibit 3   Joint Filing Agreement of the Reporting Persons

SIGNATURE
---------


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                   FIBR HOLDINGS, LLC

                                   By:      /s/ Rohit Phansalkar
                                            ------------------------------
                                            Name:  Rohit Phansalkar
                                            Title: Manager


                                   LIBRA FUND L.P.

                                   By: Libra Advisors, LLC

                                   Its: General Partner

                                   By:      /s/ Ranjan Tandon
                                            ------------------------------
                                            Name:  Ranjan Tandon
                                            Title: Member


                                   TOPAZ FUND HOLDINGS, LTD.

                                   By:      /s/ Harish Fabiani
                                            ------------------------------
                                            Name:  Harish Fabiani
                                            Title: Principal and Director


                                   MICHAEL B. TARGOFF

                                   /s/ Michael B. Targoff
                                       -----------------------------------

Dated: April 21, 2000

                                   SCHEDULE A

                             DIRECTORS OF TOPAZ FUND


         The following sets forth the directors of Topaz Fund. Viraj Parikh and Lasbart Oseni are citizens of the United States of America. Harish Fabiani and Kamal Fabiani are citizens of Spain. Inter Caribbean Services Ltd. is an International Business Company existing under the laws of the British Virgin Islands with a business address of Citco Fund Services (BVI) Ltd., Citco Building, Wickhams Cay, P.O. Box 662, Road Town Tortola, British Virgin Islands. The business address of the other directors listed in this Schedule A is 153 East 53rd Street, 55th Floor, New York, New York 10022. To the best of the Reporting Persons' knowledge, except as otherwise set forth in this statement on
Schedule 13D, this Schedule A provides all information called for by Items 2-6, inclusive, of Schedule 13D with respect to all directors of Topaz Fund.


       NAME                                    POSITION
       ----                                    --------

       Viraj Parikh                            Principal and Director

       Harish Fabiani                          Principal and Director

       Kamal Fabiani                           Director

       Lazbart Oseni                           Director

       Inter Caribbean Services Ltd.           Director 1












--------
1 Inter Caribbean Services Ltd., an International Business Company existing under the laws of the British Virgin Islands, is a corporate director of Topaz Fund. The directors of Inter Caribbean Services Ltd. are Kariem Abdellatif, Fay Roberts and Anthony J. Stocks.